SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                  ------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. )


                      Universal Security Instruments, Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                  913821 30 2
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                                 (CUSIP Number)

    Hillel Tendler, Esquire, Neuberger, Quinn, Gielen, Rubin & Gibber, P.A. One South Street, 27th Floor, Baltimore, Maryland 21202, (410) 332-8552
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                January 8, 2002
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            (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (e), 13d-1(f) or 13d-1(g), check the following box: .

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 5 Pages)

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--------------------------------------------         ---------------------------
CUSIP No. 913821 30 2                          13D   Page 2 of 5 Pages
          ----------------------------------              -    -
--------------------------------------------         ---------------------------

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1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Stephen C. Knepper             ###-##-####
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   _
                                                                        (a) |_|
                                                                             _
                                                                        (b) |_|

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3        SEC USE ONLY

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4        SOURCE OF FUNDS*

         PF
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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                            _
                                                                          |_|
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6        CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.
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                     7     SOLE VOTING POWER
   NUMBER OF               110,373
    SHARES
 BENEFICIALLY        -----------------------------------------------------------
 OWNED BY EACH       8     SHARED VOTING POWER
   REPORTING               110,373
  PERSON WITH
                     -----------------------------------------------------------
                     9     SOLE DISPOSITIVE POWER
                           110,373
                     -----------------------------------------------------------
                     10    SHARED DISPOSITIVE POWER
                           110,373
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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         110,373
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12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                    _
                                                                           |_|
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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         10.5%
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14       TYPE OF REPORTING PERSON*
         IN
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


                                  SCHEDULE 13D




Item 1.   Security and Issuer.

          This statement relates to shares of common stock, par value $.01 per share (the "Shares"), of Universal Security Instruments, Inc. (the "Issuer"), 7-A Gwynns Mill Court, Owings Mills, Maryland 21117.

Item 2.   Identity and Background.

          (a) The name of the Reporting Person is Stephen C. Knepper (the "Reporting Person").

          (b) The Reporting Person's business address is 7-A Gwynns Mill Court, Owings Mills, Maryland 21117.

          (c) The Reporting Person is a director and Chairman of the Board of the Issuer.

          (d)  No.

          (e)  No.

          (f) The Reporting Person is a citizen of the United States of America.

Item 3.   Source and Amount of Funds or Other Consideration.

          The Reporting Person acquired the Shares covered by this statement with personal funds from time to time since the founding of the Issuer in 1969, including 61,250 Shares upon the exercise of stock options on January 8, 2002. The exercise prices for the 61,250 Shares acquired were: 12,500 Shares at $0.66 each; 23,750 Shares at $1.3125 each; and 25,000 Shares at $1.50 each. The aggregate exercise price for the 61,250 Shares acquired was $76,921.88.

Item 4.   Purpose of Transaction.

          The Reporting Person is a founder of the Issuer and has acquired the Shares covered by this statement from time to time to increase his equity position in the Issuer.

          The Reporting Person has no current plans or proposals which relate to or would result in any of the following:

          (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

          (b) An extraordinary corporate transaction involving the Issuer or any of its subsidiaries;



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

          (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

          (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors;

          (e) Any material change in the present capitalization or dividend policy of the Issuer;

          (f) Any other material change in the Issuer's business or corporate structure;

          (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person (other than as a result of the Reporting Person's stock ownership);

          (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

          (j)  Any action similar to any of those enumerated above.

          Notwithstanding the foregoing, the Reporting Person may from time to time acquire beneficial ownership of additional Shares or dispose of any Shares beneficially owned by him, including pursuant to any stock option or similar plan of the Issuer in which the Reporting Person is eligible to participate. In addition, as a member of the Board of Directors of the Issuer, the Reporting Person will participate from time to time, in the consideration of possible actions or transactions involving the Issuer, some of which may, in whole or in part, relate to or result in one or more of the actions enumerated above.

Item 5.   Interest in Securities of the Issuer.

     (a) The Reporting Person is the beneficial owner of 110,373 Shares, representing 10.5% of the class of securities covered by this statement, including (i) 2,000 Shares owned by a trust of which the Reporting Person is the sole trustee, and (ii) 15,000 Shares which he has a right to acquire pursuant to outstanding options exercisable within 60 days from the date hereof.

     (b) The Reporting Person has sole voting and dispositive power with respect to all Shares he beneficially owns.



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     (c)  Except as reported in Item 3, none.

     (d)  Not applicable.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

          On June 11, 1997, the Issuer granted the Reporting Person options to purchase 15,000 Shares at an exercise price of $3.00 per Share. These options are currently exercisable.

Item 7.   Material to be Filed as Exhibits.

          Not applicable.

Signature.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:  January 16, 2002




                                       /s/ Stephen C. Knepper
                                       -----------------------------------------
                                       Stephen C. Knepper


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